UNITOR

Group revenues MNOK 604 (652)

EBT MNOK -28 (24)

Net financial costs MNOK 7 (27)

Cash flow from operations MNOK 98 (54)

Inventory adjustments of MNOK 48


4Q01

Financial Performance

Future outlook. Optimism that the world economy will improve over the coming year, especially in the United States is increasing. Doubts remain how strong and sustainable the recovery will be. There are still concerns regarding Japan's economy. The shipping industry is dependent upon world trade, therefore the outlook remains uncertain. Unitor will continue to focus on full implementation of its new product offer. This involves a reduction of the standard product range from over 20,000 products to a core offer of 2,500 products. In addition, spares centres will be opened in Europe, United States and Far East. Unitor will also undertake a full review of its pricing strategy and restructure its sales force to reflect changes in the customer base and in the market.

As a result of the consolidation of Unitors product offer the following actions have been taken:

- The company has withdrawn hand tools and bearings from its product offer. This resulted in a write-off of MNOK 15 in inventory.
- Additional products related to Chemicals, Safety, Refrigeration and Maintenance & Repair totalling MNOK 33 have been written off.

These actions have no cash effect.

Operating revenues were MNOK 604 (652), which is down from last year mainly due to MNOK 23 in cylinder sales accounted for last year. Revenues are also lower than the previous quarter despite MNOK 5.5 in gains from the sale of building and land. Accumulated revenues were MNOK 2453 (2419), which is an increase of 1,4%.

Revenues from the Unitor Ships Service division were MNOK 450 (506). The sales activities continued to decline as expected particularly towards the end of the year as a consequence of the downturn in the world economy and the shipping industry. Despite the decline in sales in the fourth quarter the year accumulated is in line with last year MNOK 1942 (1933).

Revenues from the Unitor Ships Equipment division were MNOK 154 (146), which is an increase of 5,5%. Accumulated revenues were MNOK 511 (486), which is an increase of 5%.

Operating result was MNOK -21 (51), a significant reduction from the same quarter last year. Accumulated operating result was MNOK 86 (112). In the fourth quarter lower sales, combined with negative inventory adjustments of MNOK 48 caused the reduction in operating earnings. Other operating expenses MNOK 237 (233) increased slightly towards the end of year due to a reclassification MNOK 5,3 of the 2000 deficit from Marine Alliance which was previously booked as a financial expense. Accumulated operating expenses MNOK 928 (938) was also impacted by the reclassification.

Net financial costs were MNOK 7 (27), considerably better than the previous quarter. This is related to the reclassification of the Marine Alliance and lower interest cost, combined with a positive USD cash flow hedge. The quarterly result was also impacted by accounting for the deficit MNOK 10,3 in e4marine according to the equity method. Accumulated financial costs were MNOK 41(106). The considerably improvement is due to lower interest costs and a positive USD net cash flow hedge.

EBT was MNOK -28 (24), a decline compared to the same period last year. Accumulated EBT was MNOK 45 (6), which is a significant improvement compared to last year.

Inventories were MNOK 463 (464), a decline of MNOK 41 adjusted for cylinders which were reclassified from fixed assets in the opening balance of 2002. In addition, inventories were down MNOK 63 from previous quarter mainly due to the inventory adjustments of MNOK 48.

Accounts receivable were MNOK 574 (653) and MNOK 45 down from the previous quarter. Focus on credit management is giving results as expected.

Cash flow from operations was MNOK 98 (54). Accumulated cash from operations was MNOK 163 (-33), a major improvement compared to last year, which is due to constant focus on improving cash generation from operations.

Net interest bearing debt was MNOK 663 (734), MNOK 60 down from the previous quarter.

Total equity was MNOK 839 as of the end of the quarter compared with MNOK 840 at the end of the fourth quarter last year. Translation differences MNOK 23 are included. Equity per share as of December 31, 2001 was NOK 43 (43).

Ownership
After their mandatory offer, Umoe Industri AS controls 57.92% of Unitor's shares.

Note: All ( ) = 4Q 2000

Key ratios		2001 4 q.	2000 4 q.	2001 3 q.	2001 2 q.	2001 1 q.
Sales	MNOK	604	652	603	616	630
Ordinary operating result	MNOK	(21)	51	12	46	49
EBITDA	MNOK	(4)	67	33	66	61
Earnings before taxes (EBT)	MNOK	(28)	24	5	42	26
Earnings per share (EPS)	NOK	(1.43)	1.23	0.18	1.43	0.9
Cash flow per share	NOK	0.80	1.79	1.80	2.84	2.26
Operating margin	%	(3.5)	7.8	2.0	7.5	7.8
EBITDA margin	%	(0.7)	10.3	5.4	10.7	9.7
EBT/Sales	%	(4.6)	3.7	0.9	6.8	4.1
Return on capital employed (ROCE)*	%	(5.0)	12.1	2.8	11.0	11.8
Return on equity (ROE)*	%	(13.3)	11.6	1.6	13.3	8.4
Average sale pr. delivery	NOK	9,560	9,071	9,381	9,769	9,528
Number of deliveries	Number	44,409	48,462	47,977	47,958	49.094
Number of employees	Number	1,253	1,427	1,229	1,260	1,325

** Annualised*

Definition: EBITDA = {Operating result + Ordinary depreciation - Net other financial (gain)/loss} (Sale of Svenska Skum excluded in 2nd qtr 2001).


Kjemi Service
116 (118) 6%
Miscellaneous
33 (44) 2%
Chemicals
565 (527) 29%
Maintenance and Repair
534 (564) 27%
Refrigeration
302 (301) 16%
Safety
392 (379) 20%

Sales by Product group
Unitor Ships Service Division
Total MNOK 1,942 (MNOK 1,933) ( ) = 2000 figures


Chemicals
2 (1) 1%
Unitor Fi-Fi
15 3%
Svenska Skum
38 (93) 7%
Miscellaneous
1 (5) 0%
Safety
226 (236) 44%
Marine Contracting
131 (79) 26%
Maintenance and Repair
56 (52) 11%
Refrigeration
42 (20) 8%

Sales by Product group
Unitor Ships Equipment Division
Total MNOK 511 (MNOK 486) ( ) = 2000 figures



Profit and loss statement

MNOK	2001 YTD	2000 YTD	2001 4 q.	2000 4q.
Operating revenues	**2,453**	**2,419**	**604**	**652**
Cost of goods sold	1,348	1,266	366	337
Other operating costs	928	938	237	233
Ordinary depreciation	91	103	22	31
Operating result	**86**	**112**	**(21)**	**51**
Net interest costs	33	52	2	12
Net other financial (gain)/loss	8	54	5	15
Net financial costs	**41**	**106**	**7**	**27**
Earnings before taxes	**45**	**6**	**(28)**	**24**
Estimated taxes	23	0	0	0
Net profit	**22**	**6**	**(28)**	**24**

Balance sheet

MNOK	31.12.01	30.09.01	31.12.00
Intangibles	260	242	243
Other long term assets	482	532	586
Inventories	463	526	464
Accounts receivable	574	615	653
Other short term receivables	108	109	97
Cash and bank deposits	144	102	89
Total assets	**2,031**	**2,126**	**2,132**
Total equity	**839**	**890**	**840**
Long term interest bearing liabilities	807	825	823
Other long term liabilities	19	23	24
Short term interest bearing liabilities	0	0	22
Other short term liabilities	366	388	423
Total liabilities	**1,192**	**1,236**	**1,292**
Total equity and liabilities	**2,031**	**2,126**	**2,132**

Analysis of cashflow

MNOK	2001 YTD	2000 YTD	2001 4 q.	2000 4 q.
Net change in cash from operation	163	(33)	98	54
Net change in cash from investments	(59)	(98)	(45)	(52)
Net change in cash from financing	(49)	101	(11)	(27)
Net change in cash	**55**	**(30)**	**42**	**(25)**
Cash position 01.01	89	119	102	114
Cash position 30.09/31.12	**144**	**89**	**144**	**89**


EBITDA Margin
Return on Capital employed (ROCE)
13
11
9
7
5
4
2
0
-1
-2
-4
-6
-8
-10
4q 2000
1q 2001
2q 2001
3q 2001
4q 2001

Key figures per Quarter



Operating revenues and cost of goods sold per division

MNOK	2001 YTD	2000 YTD	2001 4 q.	2000 4 q.
Revenues Unitor Ships Service	1,942	1,933	450	506
Revenues Unitor Ships Equipment	511	486	154	146
Operating revenues	**2,453**	**2,419**	**604**	**652**
Cogs Unitor Ships Service	985	939	253	246
Cogs Unitor Ships Equipment	363	327	113	91
Cost of goods sold	**1,348**	**1,266**	**366**	**337**

Sales development by product group

	Unitor Ships Service		Unitor Ships Equipment	
MNOK	2001 YTD	2000 YTD	2001 YTD	2000 YTD
Chemicals	565	527	2	1
Safety	392	379	226	236
Refrigeration	302	301	42	20
Maintenance and Repair	534	564	56	52
Miscellaneous	33	44	1	5
Kjemi Service	116	118		
Marine Contracting			131	79
Svenska Skum (Divested as per 31.05.01)			38	93
Unitor Fi-Fi Systems			15	
Total operating revenues	**1,942**	**1,933**	**511**	**486**

Profit and loss by quarter

MNOK	2001 4 q.	2001 3 q.	2001 2 q.	2001 1 q.	2000 4 q.
Operating revenues	**604**	**603**	**616**	**630**	**652**
Cost of goods sold	366	333	324	325	337
Other operating costs	237	237	222	232	233
Ordinary depreciation	22	21	24	24	31
Operating result	**(21)**	**12**	**46**	**49**	**51**
Net interest costs	2	8	12	11	12
Net financial (gain)/loss	5	(1)	(8)	12	15
Net financial costs	**7**	**7**	**4**	**23**	**27**
Earnings before taxes	**(28)**	**5**	**42**	**26**	**24**
Estimated taxes	0	2	14	8	0
Net profit	**(28)**	**3**	**28**	**18**	**24**

Unitor's Vision

We will be the world's leading service provider to the international marine market.



Business Performance

Unitor Ships Service

Unitor's traditional business, supplying products and services to the international merchant fleet, reported a modest growth in sales for the year as a whole. Operating revenues totalled MNOK 1942 (1933). Adjusted for the reduction in sales of non-core products, sales of products and services to operating vessels grew by 3%.

Fourth quarter sales were MNOK 450, compared with MNOK 481 in the previous quarter and MNOK 506 in the same period of 2000. The fourth quarter was lower than normal compared with the other quarters, reflecting a reduction in the number ships supplied due to a weaker shipping market.

Chemicals
Unitor continued to reinforce its number one postion in marine chemicals, with revenues reaching MNOK 565 (527). Sales increased by 7.1% over the previous year.

Sales growth was achieved in all the main product groups and more specifically in biochemicals and environmentally friendly cleaners.

The negative sales trend for fuel oil treatment in earlier periods was reversed with an 8.9% growth in sales and a 7.7% growth in volume during 2001.

In October a two-year contract was won with Cunard/Seabourne line. Another important contract was won in December with the Star Cruises Group, where Unitor was chosen as the main supplier of chemicals, gases and related products to their cruise fleet.

Kjemi-Service AS is a wholly-owned subsidiary producing marine chemical products for distribution through the Unitor network as well as chemical products on contract for the Scandinavian industrial market. Sales to the industrial market were MNOK 116 (118).

Safety
Revenue from the safety business was MNOK 392 (379). Sales increased by 3.3%. Service work on fire fighting and safety systems, which represents 46% of the division's Safety business, grew by 5.9% as operators continued to comply with international safety regulations.

Sales of safety equipment increased by over 10% during 2001. A new emergency escape breathing apparatus was launched in November to meet new IMO regulations requiring every commercial vessel to have such units onboard by July 1, 2002 or not later than the first subsequent survey.

Refrigeration
Sales revenues from the refrigeration business remained flat in 2001, totalling MNOK 302 (301). Refrigerant sales, a major component of Unitor Ships Service's refrigeration business, decreased by 1.5% over the course of the year due to the phase-out of ozone-depleting gases. Sales of environmentally friendly refrigerant blends have grown by 50% per year for the last three years. Revenues from refrigeration service fell by 12%, while refrigeration equipment and spares sales grew by 8.5%.

Maintenance & Repair
This business area produced revenues of MNOK 534 (564). The gas filling business, which represents over 37% of maintenance and repair revenues, remained stable in an extremely competitive market. Sales of welding consumables were down for the year. Little change in sales levels was registered in other product groups. At the end of the year, bearings and hand tools were withdrawn from the product offer. Bearings accounted for sales of MNOK 5.4 in 2001, while tools accounted for MNOK 11.0 in the same period. In both cases, sales and profit were significantly lower than the company's expectations.

Unitor Ships Equipment

Revenues from standardised marine systems, equipment and products for new buildings, conversions, retrofits and thermal insulation systems for gas carrier vessels totalled MNOK 511 (486). Excluding Svenska Skum (sold May 31, 2001), the revenue figures were MNOK 473 (393).

At the close of the year, Unitor Ships Equipment's accumulated order reserve was MNOK 608, up from MNOK 552 at the end of the third quarter and MNOK 476 at the end of 2000. This is a record order level, reflecting the current high activity level at shipyards.

Safety
Safety is Unitor Ships Equipment's largest business area. Revenues for the year totalled MNOK 226 (236). Sales of CO2 high-pressure systems, comprising 55% of the Safety business area were in line with the previous year. Sales of portable fire fighting equipment for new vessels experienced a decrease of 22%, due to increased competition. Sales of foam systems grew by 20% as a result of increasing market share for Unitor's HotFoam and local fire fighting solutions. Sales of welding gas distribution systems showed growth.

Unitor Ships Equipment enjoys a strong position in the major shipyards. Early in the year, Unitor won a large order for dry chemical powder systems for four LNG vessels under construction at Izar shipyard, Spain. In October, further orders were won for HotFoam and water mist systems for the same vessels.

Refrigeration
Revenues from refrigeration equipment grew from MNOK 20 to MNOK 42 in 2001. Sales of heating, ventilation and air conditioning systems (HVAC) grew to MNOK 34 during 2001due to a high level of shipbuilding activity and improved penetration of the HVAC system market.

Maintenance & Repair
Maintenance and repair income grew by 11%, reaching MNOK 56. Welding gas distribution systems grew by 52%. Sales of nitrogen generator systems decreased from a peak related to one large order, down to a normal level.

Marine Contracting
TI Marine Contracting AS is a wholly owned subsidiary company, reporting to Unitor Ships Equipment. TI Marine Contracting supplies and installs thermal insulation systems on LNG and LPG gas carriers. Sales revenue in 2001 was MNOK 131 (79). This increase is due to the high level of new building activity for LNG and LPG vessels in Europe and Asia.

Unitor Fi-Fi Systems
Unitor Fi-Fi Systems AS supplies high capacity engineered fire fighting systems for use on fire boats. Sales in 2001 totalled MNOK 15. The order reserve was MNOK 18 at the end of the year. The company was established in 2001 from the part of Svenska Skum's marine related activities that was retained by Unitor.

Note: All figures are reported at current exchange rate, while percentages are adjusted for currency effects. Figures in parenthesis ( ) are year to date at the end of the fourth quarter 2000.

UNITOR®

UNITOR ASA
www.unitor.com

Mail: P.O. Box 300 Skøyen, N-0213 Oslo, Norway
Office: Drammensvn. 211, N-0281 Oslo, Norway

Tel: +47 22 13 14 15
Fax: +47 22 13 45 00